Copa Holdings Announces Payment of Annual Dividend

PANAMA CITY, May 18, 2011 /PRNewswire/ -- The Board of Directors of Copa Holdings, S.A. (NYSE: CPA) at its regular meeting held on May 4, 2011, declared a dividend payment of up to 30% of the company's annual consolidated net income based on audited 2010 IFRS results filed in the company's annual report (Form 20-F). As a result, the dividend declared represents an annual dividend of US$1.64 per share on all outstanding Class A and Class B shares, which will be paid on June 15, 2011 to stockholders of record as of May 31, 2011.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 52 destinations in 25 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 66 aircraft: 40 Boeing 737NG aircraft and 26 EMBRAER-190s.

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CONTACT: Joseph Putaturo, Director-Investor Relations, +011-507-304-2677